Exhibit 99.1
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Investor News                                   Fresenius Medical Care AG
                                                Investor Relations
                                                Else-Kroner-Str. 1
                                                D-61352 Bad Homburg

                                                Contact:

                                                Oliver Maier
                                                Phone:  + 49 6172 609 2601
                                                Fax:    + 49 6172 609 2301
                                                E-mail: ir-fms@fmc-ag.com

                                                North America:
                                                Heinz Schmidt
                                                Phone:  + 1 781 402 9000
                                                              Ext.: 4518
                                                Fax:    + 1 781 402 9741
                                                E-mail: ir-fmcna@fmc-ag.com

                                                Internet: http://www.fmc-ag.com


                                                April 21, 2005


               FRESENIUS MEDICAL CARE AG ACQUIRES HAEMOTEC, INC.,
                     EXPANDING ITS GLOBAL MANUFACTURING BASE

Bad Homburg, Germany - Fresenius Medical Care AG (Frankfurt Stock Exchange: FME,
FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced that the Products and Hospital Group (PHG) of its subsidiary Fresenius Medical Care North America (FMCNA), headquartered in Lexington, Massachusetts, acquired Haemotec, Inc., a Quebec, Canada based manufacturer of hemodialysis concentrates. Haemotec, Inc. is the market leader in Canada with well over 40% market share. The Canadian concentrate market is valued at 22.0 million Canadian Dollar and is projected to grow at approximately 5% per annum. The Products and Hospital Group of FMCNA will strengthen its position as the leading renal products company in Canada. The acquisition will be accretive to earnings within the first year.

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Rice Powell, President of the Products and Hospital Group and Co-CEO of
Fresenius Medical Care North America, said: "This is clearly a logical step when it comes to building our dialysis products manufacturing capabilities and base. Canada is an excellent market for us. This investment is part of our capital expenditure budget for 2005 and we expect to achieve further market momentum."



Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,610 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 124,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.




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